Filed by Total Fund Solution (SEC File No. 333-261348)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Marketfield Fund
SEC File No. 811-10401
Email Sent to Certain Marketfield Fund Shareholders
January 21, 2022

Thank you for your continued support of the Marketfield Fund.

By now you may have received a proxy statement announcing the intention of the Marketfield Fund to join the Cromwell Funds. A copy of the proxy statement is attached for your convenience.

Subject to shareholder approval, the Fund will be renamed the Cromwell Marketfield L/S Fund. Michael Shaoul, Ph.D. and Michael Aronstein will continue to manage the Fund as they have done since its inception in 2007. Importantly, none of the Fund’s expenses will change as the management fee and current expense waivers will remain in place. Also, none of the costs of the transition to the Cromwell Funds will be borne by shareholders.

The Fund’s Board of Trustees has recommended that shareholders vote “FOR” the approval of the Marketfield Fund to be reorganized and join the Cromwell Funds.

In order that the meeting takes place in a timely manner, please vote your shares of the Fund (with either the original ballot or the second ballot that was sent to you).

If you need assistance in the voting process, please contact me by email or at 212-514-2357.

Thank you,

Eilene

Eilene Nicoll
Managing Director
Director of Client Services
Marketfield Asset Management LLC
enicoll@marketfield.com
www.marketfield.com
212-514-2357

Must be proceeded or accompanied by a prospectus.

The Cromwell Funds Website with Prospectus: Welcome to the Cromwell Funds | The Cromwell Funds

Fund investing involves risk. Principal loss is possible. The Marketfield Fund is managed by Marketfield Asset Management LLC and distributed by Quasar Distributors, LLC, a wholly owned broker-dealer subsidiary of Foreside Financial Group, LLC

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Electronic Privacy Notice. This e-mail message, including any attachments, is for the sole use of the intended recipient(s) and may include trade secrets or privileged or otherwise confidential information. Federal and state law governing electronic communications apply. Any unauthorized review, use, forwarding, printing, copying, disclosure or distribution is strictly prohibited and may subject that individual to criminal or civil liability. Sender shall not be liable for the improper and/or incomplete transmission of the information contained in this communication or for any delay in its receipt. If you received this message in error, or have reason to believe you are not authorized to receive it, please promptly delete this message and notify the sender by e-mail. This email, including any attachments, could possibly contain viruses. Although we attempt to sweep e-mail and attachments for viruses, we do not guarantee that either are virus-free and accept no liability for any damage sustained as a result of viruses. No employee, agent or officer of the company has the authority to form binding contracts via email. All contracts must be in writing and signed by a company officer. Employees are prohibited from sending libelous, inappropriate or defamatory statements via any medium, including email, and shall be deemed to be outside the scope of their employment. Mutual Fund investing involves risk. Principal loss is possible. Thank you in advance for your cooperation.